SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2020

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐         No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-☐.)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to key financial and performance indicators for the first three quarters of 2020, dated October 22, 2020	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology of the PRC (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

2

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•

the impact of COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies and delay in network construction progress due to travel and other restrictions, decline in labor force, increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: October 22, 2020	By:	/s/ Ke Ruiwen
Name: Ke Ruiwen
Title: Chairman and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

KEY FINANCIAL AND PERFORMANCE INDICATORS

FOR THE FIRST THREE QUARTERS OF 2020

The unaudited financial data of the Group for the first three quarters of 2020

•  Operating revenues were RMB292,614 million, representing an increase of 3.5% over the same period of last year; of which service revenues were RMB280,868 million, representing an increase of 3.5% over the same period of last year

•  EBITDA was RMB92,210 million, representing an increase of 0.3% over the same period of last year

•  Profit attributable to equity holders of the Company was RMB18,706 million, representing an increase of 1.7% over the same period of last year

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first three quarters of 2020.

Financial Data (Extracted from financial records prepared in accordance with International Financial Reporting Standards)

	For the period from 1 January 2020 to 30 September 2020	For the period from 1 January 2019 to 30 September 2019	Increase / (Decrease)
	(RMB million)	(RMB million)
Operating revenues	292,614	282,826	3.5%
of which: Service revenues[1]	280,868	271,484	3.5%
Operating expenses
Depreciation and amortisation	(66,574)	(65,276)	2.0%
Network operations and support	(85,847)	(76,240)	12.6%
Selling, general and administrative	(40,251)	(43,036)	(6.5%)
Personnel expenses	(54,782)	(51,319)	6.7%
Other operating expenses	(19,524)	(20,258)	(3.6%)

Total operating expenses	(266,978)	(256,129)	4.2%

Operating profit	25,636	26,697	(4.0%)
Net finance costs	(2,370)	(2,929)	(19.1%)
Investment income and share of profits of associates	1,206	964	25.1%

Profit before taxation	24,472	24,732	(1.1%)
Income tax	(5,580)	(6,150)	(9.3%)

Profit for the first three quarters	18,892	18,582	1.7%

Profit attributable to:
Equity holders of the Company	18,706	18,389	1.7%
Non-controlling interests	186	193	(3.6%)

	As at 30 September 2020	As at 31 December 2019
	(RMB million)	(RMB million)
Total Assets	721,925	703,131	2.7%
Total Liabilities	(357,536)	(348,091)	2.7%

Total Equity	364,389	355,040	2.6%

1.

Service revenues are calculated based on operating revenues minus sales of mobile terminals (first three quarters of 2020: RMB6,763 million; first three quarters of 2019: RMB7,258 million), sales of wireline equipment and other non-service revenues (first three quarters of 2020: total RMB4,983 million; first three quarters of 2019: total RMB4,084 million).

Business Data

	As at 30 September 2020/ For the period from 1 January 2020 to 30 September 2020	As at 30 September 2019/ For the period from 1 January 2019 to 30 September 2019
Mobile Subscribers (Million)	349.35	330.43
of which 5G Package Subscribers (Million)	64.80	—
Net Add of Mobile Subscribers (Million)	13.78	27.43
of which Net Add of 5G Package Subscribers (Million)	60.19	—
Handset Data Traffic (kTB) [2]	24,392.5	17,368.9
Mobile Voice Usage (Billion Minutes)	447.23	618.57
Wireline Broadband Subscribers (Million)	156.75	152.66
Net Add of Wireline Broadband Subscribers (Million)	3.62	6.87
Access Lines in Service (Million)	108.35	112.24
Net Increase/(Decrease) of Access Lines in Service (Million)	(2.50)	(4.24)
Wireline Local Voice Usage (Billion Pulses)	32.81	42.90
Wireline Long Distance Usage (Billion Minutes)	6.47	8.01

For the first three quarters of 2020, the Group promoted epidemic prevention and control as well as operation and development in a coordinated approach. Firmly grasping the precious opportunities emerging from the accelerating development of the digital economy, the Group expedited corporate Cloudification reform and digital transformation and strengthened the edges in new infrastructure resources, striving to promote the comprehensive enhancement of quality and efficiency and pushing forward the high-quality development. The Company proactively promoted 5G network co-building and co-sharing and accelerated 5G business scale commercialisation. As of the end of September, the number of the Company’s mobile subscribers reached 349 million, representing a net addition of 13.78 million; of which the number of 5G package subscribers reached 64.80 million, representing a net addition of 60.19 million. The average mobile service revenue per user per month (ARPU) was RMB44.4 while the decline rate was continuously narrowed. The Company expedited the integration and mutual promotion between broadband and Smart Family which facilitated the value restoration of broadband service. As of the end of September, the number of wireline broadband subscribers was approximately 157 million, representing a net addition of 3.62 million with gradual rebound in the growth rate of the revenue from broadband access. The revenue from e-Surfing HD and Smart Family applications and services3 continued to increase rapidly. The decline rate of the broadband access ARPU was further narrowed compared to that of the first half of the year. Broadband blended ARPU4 was RMB44.1, representing an increase of 2.1% compared to the same period of last year. For the first three quarters of 2020, the Company accelerated the integration and innovation of new technologies and continuously expanded the market potential for Industrial Digitalisation5. Revenue from Industrial Digitalisation amounted to approximately RMB63,436 million, representing an increase of 6.9% compared to the same period of last year and maintaining an industry leading position in terms of revenue size and revenue proportion, of which revenue from IDC reached RMB21,584 million. The Company sped up the advancement of cloud-network integration strategy of “Cloud central, Network around, Network adaptive to cloud, Cloud and network as one”. Revenue from Overall Cloud6 amounted to approximately RMB8,046 million and maintained rapid growth with further elevation in size.

2.	Handset data traffic represents the data traffic generated from 3G, 4G and 5G handset internet access.

3.	Smart Family applications and services include services such as Whole-home WiFi and Family Cloud, among others.

4.

Broadband blended ARPU is calculated based on the sum of monthly average revenues from broadband access, e-Surfing HD and Smart Family applications and services divided by the average number of broadband subscribers.

5.	Industrial Digitalisation includes IDC, Industry Cloud, Network Dedicated Line, Internet of Things (IoT), Internet Finance, system integration services and other informatisation services.

6.	Overall Cloud includes Industry Cloud, Family Cloud and access service directly related to cloud, etc.

For the first three quarters of 2020, the operating results of the Group remained solid. The operating revenues were RMB292,614 million, representing an increase of 3.5% over the same period of last year; of which the service revenues were RMB280,868 million, representing an increase of 3.5% over the same period of last year. The operating expenses increased by 4.2% over the same period of last year, of which the depreciation and amortisation expenses increased by 2.0% over the same period of last year. The network operations and support expenses increased by 12.6% over the same period of last year which was mainly due to the Company’s persistent enhancement of network capabilities and quality and supports to the business development of 5G and Industrial Digitalisation. The selling, general and administrative expenses decreased by 6.5% over the same period of last year which was mainly due to the Company’s continuous optimisation of sales and marketing model coupled with reinforcement of precision deployment in sales and marketing resources. The personnel expenses increased by 6.7% over the same period of last year which was mainly attributable to the Company’s appropriate increase in the incentives for frontline employees and professional and technical talents. Other operating expenses decreased by 3.6% over the same period of last year which was mainly due to the decrease in the number of mobile terminals sold. During the period, the net finance costs decreased by 19.1% over the same period of last year which was mainly due to the Company’s continuous improvement in the centralised capability of the group-wide internal capital. The Company also seized the opportunities of favourable market interest rate to replace bank loans with lower cost bond products. The investment income and share of profits of associates increased by 25.1% over the same period of last year which was mainly due to the increase in share of profit of China Tower Corporation Limited for the period. EBITDA7 was RMB92,210 million, representing an increase of 0.3% over the same period of last year. EBITDA margin8 was 32.8%.

The Company will adhere to the new development principles and firmly grasp new trends of digital transformation of economy and society, intelligent upgrades and integration and innovation, endeavouring to proactively promote new infrastructure construction. The Company will accelerate corporate Cloudification reform and digital transformation, strengthen competitive edges in cloud-network integration and build up digitalised platform capability. Through reinforced efforts in technological innovation and expansion of ecological cooperation, the Company will continuously stimulate the momentum and vitality of corporate development to foster the achievement of sustainable and healthy development with higher quality and higher efficiency. The Company will accelerate the advancement towards becoming an integrated intelligent information service provider, while continuously creating new value for shareholders.

7.	EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation.

8.	EBITDA margin is calculated based on EBITDA divided by service revenues.

The Board wishes to remind investors that the above financial and business data are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board China Telecom Corporation Limited Ke Ruiwen Chairman and Chief Executive Officer

Beijing, China, 22 October 2020

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Chen Zhongyue, Mr. Liu Guiqing, Madam Zhu Min (as the Chief Financial Officer) and Mr. Wang Guoquan (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).